United States Securities and Exchange Commission Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing
OMB Number 3234-0058

SEC File Number 000-50976

CUSIP Number 447462 10 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Huron Consulting Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

550 West Van Buren Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60607
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Huron Consulting Group Inc. (the “Company”) was unable to file its Form 10-Q for the period ended June 30, 2009 by the August 10, 2009 due date.

On July 31, 2009, the Company announced that it will restate its financial statements for the fiscal years 2006, 2007 and 2008 and the first quarter of 2009 to correct the Company’s accounting for certain acquisition-related payments received by the sellers in connection with the sale of certain acquired businesses that were subsequently redistributed among themselves and to other select Company employees.

The restatement relates to four businesses that the Company acquired between 2005 and 2007 (the “Acquired Businesses”). Pursuant to the purchase agreements for each of these acquisitions, payments were made by the Company to the selling shareholders upon closing of the transaction and also, in some cases, upon the Acquired Businesses achieving specific financial performance targets over a number of years (“earn-outs”). These payments are collectively referred to as “acquisition-related payments.”

As the Company previously reported, it recently came to the attention of the Audit Committee of the Board of Directors that, in connection with one of these acquisitions, the selling shareholders had an agreement among themselves to reallocate a portion of the earn-out payments to an employee of the Company who was not a selling shareholder. Following this discovery, the Audit Committee commenced an inquiry into the relevant facts and circumstances of all of the Company’s prior acquisitions to determinate if similar situations existed. The Audit Committee engaged legal and financial advisors to assist it with the inquiry and notified the Company’s independent auditors who had not previously been aware of the Shareholder and Employee Payments described below.

This inquiry resulted in the discovery that the selling shareholders of the Acquired Businesses:

1. Redistributed portions of their acquisition-related payments among themselves in amounts that were not consistent with their ownership percentages (“Shareholder Payments”) at the date of acquisition by the Company. Such payments were dependent, in part, on continuing employment with the Company or on the achievement of personal performance measures; or

2. Redistributed portions of their acquisition-related payments to certain Company employees (“Employee Payments”) who were not selling shareholders of the Acquired Businesses. Such payments were dependent on continuing employment with the Company or on the achievement of personal performance measures.

Under generally accepted accounting principles, including guidance promulgated by the U.S. Securities and Exchange Commission (the “SEC”), actions of economic interest holders in a company may be imputed to the company itself. As the selling shareholders meet the criteria of economic interest holders in the Company, the Shareholder Payments and the Employee Payments are imputed to the Company even when the amounts that are reallocated do not differ significantly from ownership percentages at the date of the acquisition by the Company. As a result, both the Shareholder Payments and the Employee Payments are required to be reflected as non-cash compensation expense of the Company with a corresponding increase to additional paid-in capital.

The SEC is commencing an investigation with respect to these acquisition-related matters. The Company intends to cooperate with the SEC in its investigation. In addition, the following purported shareholder class action complaints have been filed in connection with the restatement in the United States District Court for the Northern District of Illinois: (1) a complaint in the matter of Jason Hughes v. Huron Consulting Group Inc., Gary E. Holdren and Gary L. Burge, filed on August 4, 2009; (2) a complaint in the mater of Dorothy DeAngelis v. Huron Consulting Group Inc., Gary E. Holdren, Gary L. Burge, Wayne Lipski and PricewaterhouseCoopers LLP, filed on August 5, 2009; (3) a complaint in the matter of Noel M. Parsons v. Huron Consulting Group Inc., Gary E. Holdren, Gary L. Burge, Wayne Lipski and PricewaterhouseCoopers LLP, filed on August 5, 2009; (4) a complaint in the matter of Adam Liebman v. Huron Consulting Group Inc., Gary E. Holdren, Gary L. Burge and Wayne Lipski, filed on August 5, 2009; (5) a complaint in the matter of Gerald Tobin v. Huron Consulting Group Inc., Gary E. Holdren, Gary L. Burge and PricewaterhouseCoopers LLP, filed on August 7, 2009; and (6) Gary Austin v. Huron Consulting Group Inc., Gary E. Holdren, Gary L. Burge and Wayne Lipski, filed on August 7, 2009. The complaints assert claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder and contend that the Company and the individual defendants issued false and misleading statements regarding the Company’s financial results and compliance with generally accepted accounting principles. The Company intends to defend vigorously the actions.

In addition to the restatement and the inquiry into acquisition-related matters discussed above, the Company is conducting a separate inquiry, in response to an inquiry from the SEC, into the allocation of chargeable hours. This matter has no impact on billings to the Company’s clients, but could impact the timing of when revenue is recognized. Based on information to date, the Company does not expect the allocation inquiry to result in a material adjustment to its historical financial statements.

As a result of the matters identified above, management is currently in the process of reviewing its internal control over financial reporting and expects that it will identify one or more material weaknesses in the Company’s internal control over financial reporting. The Company will also assess its disclosure controls and procedures.

The Company’s management and the Board of Directors are continuing to evaluate the impact of these matters on the financial statements. The Company expects to file its 10-Q for the quarter ended June 30, 2009, as well as amended reports with respect to the periods in question, as soon as practicable.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

James K. Rojas	(312)	583-8700
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ☒ Yes ☐ No

If answer is no, identify report(s).

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the press release furnished to the SEC as Exhibit 99.1 to the Current Report on Form 8-K dated July 27, 2009, the Company expects revenues in the range of $164 million to $166 million for the second quarter of 2009, an increase of approximately 15% from $143.4 million for the second quarter of 2008. The restatement is expected to reduce net income for all restated periods by approximately $57 million, approximately $31 million of which is attributable to the full fiscal year ended December 31, 2008. The restatement is not expected to have any effect on the Company’s total assets, total liabilities, total stockholders’ equity or cash flows. The Company is working to finish the restatement for the affected periods, and a reasonable estimate of the change in results of operations from the three-month and six-month periods ended June 30, 2009, as compared to the comparable prior year periods cannot be made until the restatement is finished.

Huron Consulting Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	08-10-2009	By:	/s/ James K. Rojas	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).